Exhibit (a)(12)

Contacts:	Vincent J. Milano Vice President, CFO and Treasurer ViroPharma Incorporated Phone (610) 321-6225 William C. Roberts Director, Corporate Communications ViroPharma Incorporated Phone (610) 321-6288

VIROPHARMA INCORPORATED ANNOUNCES BASE SHARE AMOUNT AND

AUTO-CONVERSION PRICE FOR ITS PLUS CASH NOTES

-EXPIRATION DATE CHANGED TO JUNE 14, 2004-

EXTON, Pa., June 9, 2004 — ViroPharma Incorporated (Nasdaq:VPHM), a pharmaceutical company focused on developing and commercializing products that address serious diseases treated by physician specialists and in hospital settings, including cytomegalovirus (CMV) and hepatitis C (HCV), today announced that that the conversion consideration determination period for its exchange offer of new 6% Convertible Senior Plus Cash NotesSM due June 1, 2009, which was extended on May 26, 2004, has concluded.

Pursuant to the terms of the exchange offer, the base share amount and the auto-conversion price is to be fixed as of the second trading day immediately preceding the expiration date of the exchange offer, which will be June 14, 2004, unless extended by ViroPharma as permitted by the terms of the exchange offer. We may extend the expiration date or amend any of the terms or conditions of the exchange offer, including imposing a minimum participation condition, for any reason. In the case of an extension or a material amendment, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on June 15, 2004. No decision has been made whether to extend the expiration date or amend the terms of the exchange offer.

Unless ViroPharma extends or amends the offering, as described in the prospectus for this offering, each Plus Cash Note will be convertible into 180.95 shares of ViroPharma common stock (the base share amount) plus $500 in cash, which ViroPharma may elect to pay with shares of its common stock under certain circumstances. ViroPharma may auto-convert the Plus Cash Notes any time the closing price of its common stock exceeds $5.53 for 20 trading days during any consecutive 30 trading day period, subject to the terms of the Plus Cash Notes.

The base share amount was determined by dividing (i) the result of subtracting the $500 plus cash amount from $952.38, by (ii) the minimum share price of $2.50 because the simple average of the closing bid price of ViroPharma’s common stock on June 3, 4, 7, 8, and 9, 2004 was less than the minimum share price of $2.50. The auto-conversion price was determined by dividing (i) the result of subtracting the $500 plus cash amount from $1,500 by (ii) 180.95, which is the number of base shares. In the event the exchange offer is extended, the number of shares into which each Plus Cash Note will be convertible will be recalculated pursuant to the terms of the offer.

On April 28, 2004, ViroPharma commenced an offer to exchange up to $99,122,500 aggregate principal amount of its new 6% Convertible Senior Plus Cash NotesSM due 2009 for up to all of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes. On May

26, 2004, ViroPharma announced the extension of the expiration of the exchange offer until June 11, 2004 in order to amend certain terms of the exchange offer that include establishing a minimum share price of $2.50 to be used in determining the number of base shares and a minimum participation condition of 80% of the existing 6% Convertible Subordinated Notes.

The expiration date for the exchange offer is changed to Monday June 14, 2004 due to the unexpected closing of the Federal Government and the U.S. equities markets on Friday June 11, 2004. We may extend the expiration date or amend any of the terms or conditions of the exchange offer, including imposing a minimum participation condition, for any reason.

The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on June 14, 2004, unless extended.

Piper Jaffray & Co. is serving as the dealer manager for the exchange offer. U.S. Bank National Association is serving as the exchange agent. A prospectus, letter of transmittal and other materials related to the exchange offer, are available free of charge from the information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 (800-259-3515). The prospectus, the letter of transmittal and other materials related to the exchange offer, may also be obtained free of charge at the Securities and Exchange Commission’s website (www.sec.gov).

A tender offer statement, registration statement (and the prospectus included therein), a related letter of transmittal and other offer documents relating to these securities have been filed with the Securities and Exchange Commission, but the registration statement has not yet become effective. These documents contain important information that should be read carefully before any decision is made with respect to the exchange offer. These securities may not be exchanged, nor may offers to exchange be accepted, prior to the time the registration statement become effective. This press release shall not constitute an offer to exchange, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or other jurisdiction

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